VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

February 10, 2022

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed February 9, 2022
File No. 333-250011

Dear Ms. Dorin:

By letter dated February 9, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 9 to Registration Statement on Form S-1 filed on February 9, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1 states that the bona fide estimate of the range of the maximum offering price is from $4.50 to $6.50 and the number of securities offered is 1,454,545 (after giving effect to the Reverse Stock Split), "assuming an offering price of $5.50, the midpoint of such bona fide estimated price range." Please revise your disclosure to clarify the number of shares you are offering. Refer to Item 501(b)(2) of Regulation S-K. In that regard, we note your disclosure elsewhere that this is a firm commitment offering and that you are offering 1,454,545 shares of common stock.

Response: The Company is filing Amendment No. 10 to Registration Statement on Form S-1 (the “S-1/A”) together herewith. The S-1/A reflects disclosure to clarify the number of shares that we are offering.

2.	We note you have revised your prospectus cover page to remove the number of shares that are subject to the over-allotment option. Please revise to reinsert the disclosure as to the number of shares that are subject to the over-allotment option.

Response: The prospectus cover has been revised to reinsert the disclosure as to the number of shares that are subject to the over-allotment option.

The Offering, page 9

3.	We note your disclosures here and on the cover page that you expect to effect a reverse stock split effective immediately following the effective date of the registration statement. However, we also note inconsistent disclosures on the cover page and several pages elsewhere that the proposed reverse stock split is expected to occur prior to the effective date of the registration statement. Please clarify and remove inconsistent disclosures throughout the filing. If the proposed reverse stock split of the outstanding common stock is expected to occur prior to the effective date of the registration statement, please revise your historical financial statements to give retrospective effect to the stock split and have your auditors dual date their report for the impact of the stock split. Refer to ASC 505-10-S99 (SAB Topic 4:C.) for guidance.

Response: The reverse stock split will become effective immediately after the effectiveness of the registration statement. The S-1/A reflects clarification and/or correction throughout with respect to such disclosure.

Underwriting

Representative's Warrants, page 72

4.	We note your disclosure here that the representative's warrants will have an exercise price equal to 115% of the initial public offering price of the shares of common stock sold in this offering. However, this does not appear to be consistent with Section 1.3 of your Form of Underwriting Agreement filed as Exhibit 1.1, which states that such warrants will have an initial exercise price per share of common stock equal to 120% of the initial public offering price of the common stock sold in this offering. Similarly, we note that the Form of Representative's Warrant Agreement filed as Exhibit 4.1 references an exercise price of 120% of the public offering price per share of common stock in the offering. Please revise or advise.

Response: The representative's warrants will have an exercise price equal to 115% of the initial public offering price of the shares of common stock sold in this offering. An updated exhibit 4.1 reflecting such terms has been filed with the S-1/A.

Exhibits

5.	Please have counsel file a revised opinion that accurately describes the offering and the securities included on the registration statement. In this regard, we note that disclosure in the opinion that the company is filing the registration statement in connection with a Rule 415 offering by certain selling stockholders of up to 1,454,545 shares of your common stock is inconsistent with the disclosure in your registration statement that you are registering an offering by the company of 1,454,545 shares. Please also ensure that the revised opinion opines on the legality of the shares of common stock that may be issued pursuant to the underwriters' over-allotment option, and ensure that the revised opinion clearly describes the securities covered by the opinion. In that regard, the opinion refers to "Common Shares," but such term is not defined.

Response: A revised opinion has been filed with the S-1/A addressing the above comments.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

2